Exhibit 99.1

UHY LLP
201 OId Country Rd.
Suite 202
Melville, NY 11747
(631) 712-6860
uhy-us.com

January 31, 2025

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read Heramba Electric PLC’s statements included in its Form 6-K and filed on January 31, 2025, and we agree with such statements concerning our firm. We have no basis to agree or disagree with other statements contained therein.

Very truly yours,

/s/ UHY LLP

UHY LLP